August 19, 2011                                                                                                                     VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

Re:         Cord Blood America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your August 10, 2011 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-K filed with the Commission on March 31, 2011 and 10-Q filed with the Commission on May 23, 2011.  The purpose of this correspondence is to request an extension of no later than September 7, 2011 to provide our response.

It is our understanding per a telephone conversation with Raj Rajan, contact per the Letter, if such extension is not granted, we will be contacted by the Commission regarding the date our response is due.

Please do not hesitate to contact me if you have any questions at 702.914.7250.

Sincerely,

Matthew L. Schissler
Chairman and Chief Executive Officer
Cord Blood America, Inc.